UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): March 8, 2021

CRA INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Massachusetts	000-24049	04-2372210
(State or other jurisdiction	(Commission	(IRS employer
of incorporation)	file number)	identification no.)

200 Clarendon Street, Boston, Massachusetts	02116
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code:	(617) 425-3000

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, no par value	CRAI	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On March 8, 2021, CRA International, Inc. issued a press release announcing the commencement of a modified “Dutch auction” self-tender offer to purchase up to $25 million in value of shares of its common stock at a price of not less than $66.25 per share nor greater than $76.00 per share. The tender offer will expire at 5:00 pm, Eastern Time, on Monday, April 5, 2021, unless extended by CRA.

A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Number	Title

99.1	Press release of CRA International, Inc. dated March 8, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CRA INTERNATIONAL, INC.

Dated: March 8, 2021	By:	/s/ Daniel Mahoney
Daniel Mahoney
Chief Financial Officer, Executive Vice President and Treasurer

Exhibit 99.1

Contacts:

Daniel Mahoney	Nicholas Manganaro
Chief Financial Officer	Sharon Merrill Associates, Inc.
Charles River Associates	crai@investorrelations.com
617-425-3505	617-542-5300

CHARLES RIVER ASSOCIATES (CRA) ANNOUNCES COMMENCEMENT OF
TENDER OFFER TO PURCHASE UP TO $25 MILLION OF ITS COMMON STOCK

BOSTON, March 8, 2021 – Charles River Associates (NASDAQ: CRAI), a worldwide leader in providing economic, financial, and management consulting services, today announced the commencement of a modified “Dutch auction” self-tender offer to purchase for cash up to $25 million in value of shares of its common stock at a price within (and including) the range of $66.25 to $76.00 per share. The closing price of CRA’s common stock on Friday, March 5, 2021, the last full trading day prior to the commencement of the tender offer, was $66.16 per share.

“We continue to seek opportunities to maximize CRA’s long-term value per share through the prudent deployment of capital,” said Paul Maleh, CRA’s President and Chief Executive Officer. “Today’s announcement supports our previously stated aim to return half of adjusted net cash flows from operations to our shareholders and reflects our continued confidence in the business.”

The tender offer will expire at 5:00 pm, Eastern Time, on Monday, April 5, 2021, unless extended by CRA. Tenders of CRA’s common stock must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer.

CRA intends to finance the tender offer with borrowing under its revolving credit facility and cash on hand.

The modified “Dutch auction” will allow shareholders to indicate how many shares and at what price or prices within CRA’s specified range they wish to tender. Based on the number of shares tendered and the prices specified by the tendering shareholders, CRA will determine the lowest price per share within the range that will enable it to purchase up to $25 million of its common stock or a lesser amount if the offer is not fully subscribed. CRA also reserves the right to purchase up to an additional 2% of its shares outstanding pursuant to and without amending or extending the tender offer.

Certain Information Regarding the Tender Offer

Georgeson Securities Corporation is acting as the dealer manager for the tender offer and Georgeson LLC will serve as information agent. The depositary is Computershare Trust Company, N.A. For more information about the tender offer, please contact Georgeson LLC at (800) 676-0098.

While CRA’s board of directors has authorized the tender offer, none of CRA, its directors and officers, the dealer manager or the information agent is making any recommendation to shareholders on whether or not to tender their shares. Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which to tender them. In doing so, shareholders should read carefully the information in the Offer to Purchase and the Letter of Transmittal relating to the tender offer that are being distributed to shareholders and filed with the Securities and Exchange Commission today. Shareholders are urged to discuss their decision with their tax advisors, financial advisors and/or brokers.

This press release is for informational purposes only and is not an offer to buy or a solicitation of an offer to sell any shares of CRA’s common stock. The offer is being made solely by the Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented. Shareholders and investors are urged to read CRA’s Tender Offer Statement on Schedule TO, which is being filed with the Securities and Exchange Commission in connection with the tender offer and includes as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they contain important information. Each of these documents has been or will be filed with the Securities and Exchange Commission, and investors may obtain them for free from the Securities and Exchange Commission at its website (www.sec.gov) or from Georgeson LLC, the information agent for the tender offer, by telephone toll-free at (800) 676-0098 or in writing to 1290 Avenue of the Americas, 9th Floor, New York, NY 10104.

About Charles River Associates (CRA)

Charles River Associates® is a leading global consulting firm specializing in economic, financial and management consulting services. CRA advises clients on economic and financial matters pertaining to litigation and regulatory proceedings, and guides corporations through critical business strategy and performance-related issues. Since 1965, clients have engaged CRA for its unique combination of functional expertise and industry knowledge, and for its objective solutions to complex problems. Headquartered in Boston, CRA has offices throughout the world. Detailed information about Charles River Associates, a registered trade name of CRA International, Inc., is available at www.crai.com. Follow us on LinkedIn, Twitter, and Facebook.

Non-GAAP Financial Measures

Adjusted net cash flows from operations is a financial measure used by CRA that is not calculated in accordance with U.S. generally accepted accounting principles or GAAP. Non-GAAP adjusted net cash flows from operations is calculated by adding back forgivable loan issuances, net of repayments, to GAAP net cash provided by (used in) operating activities.

FORWARD-LOOKING STATEMENTS

Statements in this press release concerning the terms of the tender offer and the company’s ability to complete the tender offer, and our future business, operating results and financial condition, are “forward-looking” statements as defined in Section 21 of the Exchange Act. These statements are based upon our current expectations and various underlying assumptions. Although we believe there is a reasonable basis for these statements and assumptions, and these statements are expressed in good faith, these statements are subject to a number of additional factors and uncertainties. These factors include, but are not limited to, the possibility that shareholders may not tender their shares in the tender offer or other conditions to completion of the tender offer are not satisfied and, with respect to our future business, operating results and financial condition; the possibility that the demand for our services may decline as a result of changes in general and industry specific economic conditions; the effects of competitive services and pricing; our ability to attract and retain key employee or non-employee experts; the inability to integrate and utilize existing consultants and personnel; the decline or reduction in project work or activity; global economic conditions including less stable political and economic environments; the impact of the COVID-19 pandemic; and foreign currency exchange rate fluctuations. For further details of the risks to the tender offer, you should read our filings with the Securities and Exchange Commission related to the tender offer, including our Schedule TO and the documents referred to therein. Further information on the above factors and other potential factors that could affect our future business, operating results and financial condition is included in our Annual Report on Form 10-K for the year ended January 2, 2021 and other periodic filings with the Securities and Exchange Commission, including risks under the heading “Risk Factors.” We cannot guarantee any future results, levels of activity, performance or achievement. We undertake no obligation to update any forward-looking statements after the date of this press release, and we do not intend to do so.